F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS

     (1) Personal law corporation

   (2) Also member of Massachusetts bar

    (3) Also member of Ontario bar

     (4) Also member of New York bar

  August 18, 2006

  VIA EDGAR

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: Song Brandon
  Office of Emerging Growth Companies

  Dear Madam:

  Re: Genemen Inc.
  Amendment No. 1 to Form SB-2 Registration Statement
  File No. 333-135352

  Further to your letter dated July 21, 2006, enclosed please find one clean and one blacklined copy of amendment No. 1 to Form SB-2 Registration Statement, filed with you, by Edgar, including Exhibits. One red-tagged copy is also filed with you via Edgar.

  The Company has incorporated your requested changes, and the following is the Company's response using the same numbering system as in your July 21, 2006 letter.

  Form SB-2

  General

  1. The Company has made disclosure in all pertinent sections, where comments have been made.

  Cover Page

  2. Yes, the Company does intend to apply for an OTCBB listing. The Company has therefore revised the disclosure to make this clear.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com

  Fraser and Company LLP

  Our Business, page 3

  3. It is revised accordingly.

  The Offering, page 3

  4. It is revised accordingly.

  Your Website www.intellipass.com

  5. In naming the website in this document, the Company inadvertently left off the ".cn" in the website name. The website name has been corrected throughout the document to correctly refer to www.intellipass.com.cn, for which the Company has ownership rights. The Company anticipates that the website will be functional by April 30, 2007. The entire document is updated accordingly.

  Risk Factors

  "We have no operating history and have maintained losses since inception, which ..." page 4

  6. It is revised accordingly.

  7. It is revised accordingly.

  "If we are unable to obtain the necessary financing to implement our business plan ..." page 5

  8. It is revised accordingly.

  9. It is revised accordingly.

  "If we are unable to complete the development of our online purchase ..." page 5

  10. It is revised accordingly.

  11. It is revised accordingly.

  "Our technology and products may contain defects that will make it more difficult ..." page 5

  12. It is revised accordingly.

  13. It is revised accordingly.

  14. It is revised accordingly.

  "We have limited sales and marketing experience ..." page 6

  15. It is revised accordingly.

  "If our estimates related to expenditures are erroneous our business will fail ..." page 6

  16. It is revised accordingly.

  "We may not be able to compete effectively against our competitors ..." page 6

  17. The Company has revised the disclosure accordingly to note that although there is significant competition in the general Internet security marketplace, there is no specific technology similar to the Company's software program using a cell phone for Internet or e-commerce security.

  18. It is revised accordingly.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com

  Fraser and Company LLP

  "Our stock is a penny stock. Trading of our stock may be restricted ..." page 7

  19. It is revised accordingly.

  "Our officers and directors are engaged in other activities and may not devote ..." page 7

  20. It is revised accordingly.

  "Because we do not intend to pay any dividends on our common stock, investors ..." page 8

  21. It is revised accordingly.

  Business, page 9

  22. The web pages have been removed as requested.

  23. It is not possible to remove 100% of risk with e-commerce transactions. Therefore, if an individual had both the individual's credit card as well as his cell phone, he/she would be able to fraudulently represent the individual. However, the Company believes that the likelihood of a thief obtaining both of these items is very small.

  Market for the Intellipass Software, page 16

  24. The statement is deleted.

  Government Regulation, page 17

  25. It is revised to clarify that there is no pending legislation that could materially impact the Company's operations.

  Management's Discussion & Analysis & Plan of Operation, page 17

  26. It is disclosed accordingly.

  Purchase or Sale of Equipment, page 19

  27. It is revised to clarify that the President has provided the hosting of server space for hosting the website at no charge. There have been no lease agreements entered into in this regard.

  Liquidity and Capital Resources, page 19

  28. The Company has filed the Agreement with directors as an attachment to this SB-2 and disclosed the required information accordingly.

  Management, page 19

  29. It is disclosed accordingly.

  30. Mr. Chen is still employed by Yongming Consulting Company, and it is revised to make this more clear.

  Summary Compensation Table, page 21

  31. It is revised accordingly in the risk factor, as the Company has no plans at this time to provide financial compensation to our officers.

  32. The footnotes should not have been included and have been removed.

  33. The Company does not currently have a stock option plan in place and it is so disclosed.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com

  Fraser and Company LLP

  Description of Capital Stock, page 26

  34. It is revised accordingly.

  Financial Statements

  Report of Independent Registered Public Accounting Firm, page F-2

  35. The Company advises:

  Dale Matheson Carr-Hilton Labonte is registered with the U.S. Public Company Accounting Oversight Board (the "US PCAOB"). Dale Matheson Carr-Hilton Labonte does their own internal United States Generally Accepted Accounting Principles ("US GAAP") quality review of the Company's financial statements. Rakesh Patel, CA, was the lead partner and Reg LaBonte, CA, was the concurring partner on the audit engagement. Each of these partners has a minimum of 10 years of experience dealing with Securities Exchange Commission ("SEC") registrants. Dale Matheson Carr-Hilton Labonte adheres to required training and continuing education necessary to be registered with the US PCAOB.

  The audit of the Company's financial statements was completed solely by Dale Matheson Carr-Hilton Labonte, as its principal independent accounting firm. The audit partners and managers of Dale Matheson Carr-Hilton Labonte are based in Vancouver, Canada.

  The United States audit fieldwork was performed in Vancouver, Canada, where the Company's United States accountant and the Company's books and records reside.

  The Company's United States accountant is located in Vancouver, Canada. The United States accountant prepared the Company's financial statements in accordance with US GAAP.

  The books, records and financial statements were audited by Dale Matheson Carr-Hilton Labonte in accordance with the standards of the US PCAOB.

  Therefore, the Company believes that the following clearly substantiates the continuing and appropriate use by the Company of Dale Matheson Carr-Hilton Labonte as the principal independent accountant for the Company:

  Dale Matheson Carr-Hilton Labonte is registered with the US PCAOB.

  Dale Matheson Carr-Hilton Labonte is the independent public accountant for many SEC registrants, including both foreign and private issuers and United States domestic registrants.

  Dale Matheson Carr-Hilton Labonte has been the Company's independent public accountant since inception. Dale Matheson Carr-Hilton Labonte is professionally qualified. Additionally, five managers of Dale Matheson Carr-Hilton Labonte are United States qualified Certified Public Accountants and are registered in their respective States of qualification.

  For business purposes, it was more convenient to have Dale Matheson Carr-Hilton Labonte as the independent public accountant since the Company's United States accountant and United States legal counsel are maintained in Vancouver, Canada. In addition, the minute book of the Company is maintained in Vancouver, Canada, at the office of the United States legal counsel.

  36. It is so disclosed.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com

  Fraser and Company LLP

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax your further comments to the undersigned at (604) 669.5791.

  Yours truly,
  FRASER and COMPANY

  Per:    /s/ "David K. Fraser"

  David K. Fraser

  DKF/dlm

  encl.

  Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
  Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: fraser@fraserlaw.com